THE FLORIDA CANE DISTILLERY

2021 Report

Dear investors,

The biggest highlight of 2021 was the passing of the Florida Craft Distillers Bill in July (flsenate.gov/session/bill/2021/46).This new law which we have been fighting for over the last nine years now allows us to sell cocktails by the glass in the tasting room, as well as sell bottles at Farmers Markets and Festivals throughout the state of Florida. These changes in the law have allowed us to update our business plan to focus on growing our tasting room revenue, as well as start building a team to set up display booths and sell bottles at local fairs and festivals. We plan to expand this program in 2022 for a new revenue stream. In addition to utilizing these new laws, the return to 'normal operations' in this post-Covid era means we can return to key and profitable activities that we excelled at pre-covid. However, 2021 was not without its challenges. We faced staffing shortages and supply chain issues like we have never seen before. The worldwide glass bottle shortage hit us hard in the second half of 2021 which came along with higher cost of goods and caused production delays. As we powered through these challenge's we learned from them and used this time to build the strongest team we have ever had.

We need your help!

The biggest help that investors can provide is to use our facility and our products in their business and professional lives. Need the perfect holiday gift? Let us design a custom spirit-based gift basket. Need the perfect venue to host your next big celebration? Rent the facility and throw a memorable event in front of filled whiskey barrels or a working still! Stop in or give us a call and let us give you the royal -investor only - treatment!

Sincerely,

Sarah Nelson

owner

Lee Nelson

Owner

Our Mission

Florida CANE products are essentially the best of Florida, distilled and packaged into a bottle. So naturally, we aim to become the go-to Florida souvenir. With 7 micro-distilleries all across Florida, established out-of-state contracts with the biggest retail chains in America, and a large e-commerce presence with the capability to sell on our own website direct to consumers, we'd be one step closer to introducing the superiority of craft spirits to the national market.

See our full profile

How did we do this year?





B-



The Good

The Bad

New Florida Law went into effect July 2021 allowing us to retail spirits for on-premise consumption.	We have struggled to maintain staff. We have had to close the retail shop because of staffing shortages.
Restored raw goods supply chain that was badly damaged by both Covid-19 and the Suez Canal blockage.	Our raw goods have increased between 4% and 8.5%, negatively impacting our profitability.
Expanded distribution and have successfully been approved for wholesale distribution in both New York State and California.	We haven't expanded our management team as quickly as originally planned.

2021 At a Glance
January 1 to December 31



$305,993 [28%]
Revenue



-$30,990
Net Loss



$17,125 [92%]
Short Term Debt



$194,071
Raised in 2021



$58,854
Cash on Hand
As of 04/24/22

INCOME   BALANCE   **NARRATIVE**

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We manufacture and market Florida CANE Vodka, El Encanto Rum, Tamiami Gin, and Red Drum Whiskey using local Florida produce, bottled and packaged in 100% American-made glass.

Florida CANE products are essentially the best of Florida, distilled and packaged into a bottle. So naturally, we aim to become the go-to Florida souvenir. With 7 micro-distilleries all across Florida, established out-of-state contracts with the biggest retail chains in America, and a large e-commerce presence with the capability to sell on our own website direct to consumers, we'd be one step closer to introducing the superiority of craft spirits to the national market.

Milestones

The Florida CANE Distillery, INC. was incorporated in the State of Florida in December 2014.

Since then, we have:

- ✨ Striving to establishing dominance in the Spirit industry as THE Florida Craft Spirit Company.

- 📚 Located in a high foot traffic tourist district: Tampa received 30 million visitors in 2019.

- 🏆 Widely reviewed 5-star Tasting & Tour experience: Retail margins exceed 70% on spirits.

- 🥳 Largest craft spirits portfolio in the nation, with 32 independently successful SKU's established.

- 🚚 Distribution established in Wal-Mart, Total Wine, ABC Liquors, Disney, Busch Gardens, & Sea World.

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2021, the Company had revenues of $305,993 compared to the year ended December 31, 2020, when the Company had revenues of $427,003. Our gross margin was 84.78% in fiscal



year 2021, compared to 60.53% in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $473,897, including $257,279 in cash. As of December 31, 2020, the Company had $513,723 in total assets, including $279,105 in cash.
- *Net Loss.* The Company has had net losses of $30,990 and net losses of $129,186 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.
- *Liabilities.* The Company's liabilities totaled $836,435 for the fiscal year ended December 31, 2021 and $794,753 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $174,000 in debt and $67,537 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 1 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 36 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

The Florida CANE Distillery, INC. cash in hand is $58,854, as of April 2022. Over the last three months, revenues have averaged $77,000/month, cost of goods sold has averaged $4,200/month, and operational expenses have averaged $58,000/month, for an average net margin of $14,800 per month. Our intent is to be profitable in 1 months.

The Company, at year end 2021, increased the Covid-related SBA loans, EIDL SBA, from $199,500 to $499,000 with terms of 30-years at 2.75% APR. Upon receipt of that loan, the company repaid outstanding loans and short-term related party loans in the amount of $318,105.

6 Month Projected Monthly Expenses = $27,000 6 Month Projected Monthly Revenue = $37,000

Yes, with the recent refinancing of our high interest debt and excellent retail and wholesale sales we have been profitable every month in 2022.

We have an additional $700,000 available to us via the SBA EIDL program. We have paid off all company credit cards and have immediate access to $65,000, high interest, capital.

Net Margin: -10% **Gross Margin: 85%** **Return on Assets: -7%** **Earnings per Share: -$3.40** **Revenue per Employee: $101,998**

Cash to Assets: 54% **Revenue to Receivables: ~** **Debt Ratio: 177%**

Florida_Cane_Distillery_04272022.pdf

Florida_Cane_Distillery__Inc._12-31-19_FS.PDF

We ❤ Our 147 Investors

Thank You For Believing In Us

Zachary Hall
Trevor Jones
Jeffrey TURNER
Walter Reuben Cothron
Joe Diaz
Gleidison Guegue Batista
Dan Henson
Linda Webb
Linda Hentschel
Edmond Meredith & Lynn...
Helen Ufer
John Hentschel
Scott D. Ternus
Philip Cooke
Craig Jones
Jasmine Nicole Miller
Pedro Fabian Diaz
Paula Scott
Tommy Garrett
Dillon Simons
Jonathan Bailey
Anthony A Cook
Ashley Simons
Aaron Walster
Richard Lawrence
Anthony Styer
Henrik ostergard Jensen
Christopher Vestin
Robert J Straub
Alvin Jin
Antoinette Radice
Arlynn Haarer
Scott Macak
Victoria Saunders
Troy Taylor
Judge Michael And Christ...
Craig Carter Craft
Deborah M Or Keith D Co...
William T Diamond
Dc Smith
William Conklin
Anthony Njogu
Jessica Hutson
Sara Vitelli
Steve J. Smith
Jonathan Vielhaber
Tullio Hofstad
Douglas Griffith
Elizabeth Stone
Adam Calvert
Pamela Schwebl
Arley Smude
Greg Reynolds
Gregory A White
Jeffrey Rutherford
Dan Sparks
William Van Opstal
Winston Miller
Robin Ratliff
Andrew Lee Rutherford
William Parkhurst
Vernita MORRIS
Geoff Fesko
Douglas Aldrich
Patrick D'Amico
Lisa Heinz
Angel Abascal
Evette D Williams
Jeff Whiting
Don Moffett
Lisa Custer
Gilberto Brooks
Albert Jones
Jessica Barrett
Nicholas Catania & Ryan ...
Doug Werly
Daniel Mosley
Andrew Ritter
Tim Heberlein
Benyomin Richmond
Cj Weinstein
Alison Grace ALLEN
Roy Sansbury
Dr Yvonne D Austin
Bradley Cornell
Nic Zateslo
Evan Earle Jr
Philip Follo
Antonio Carlos A. Meirino
Ajeet Mehta
Joshua Nelson
Martin Gruber
Sterling Perkins
Alexandra Ferraro
Natalie Conkel
Maria Avalos
Eugene Banks
Bill White
Joel P AXENROTH
Angelo Rao And Elizabet...
Christopher Dean
John J. Mason
Mark Tupper
Bryan Trost
Theresa Colado
Lynda Purdy
Justin Surrency
Chris Bingaman
Gregory Lellis
Norman Lim
Wayne Ferrier
Lynne Barnard
Peter N Nelson
Ryan Wagoner
David Darak
Suzy Reiter
Jacob Chilek
Daniel Bender
Charlotte Garrett
Michelle Goldstein
Brian G King
Cecily Rogers
Robert Evans
Jesome Nicolas
Dylan Alinsky
Brandon Gawel
Chris McCauley
Steve Conover
Luanna Banghart
Ashley Steele
Kazem Sadati
Matthew MacNeil
Sarah Basu
Alan Stuart Goldstein
Andrew Pearce
Thomas Ufer
Ann Funicello
Jennifer Sluder
Jerry L. Miller
Laura Shaner
Christopher Zotti
Michelle Leonhardt
Abdulkadir Mohamed
Thomas Martin
Tamia Morris
Jan Statzer
Laura Colado

Thank You!

From the THE FLORIDA CANE DISTILLERY Team



Lee Nelson
Owner



Pat O'Brien
Owner



Matt Baber
Field Marketing Manager

Company sales growth manager with accounts landed in major restaurants in the area as well as retail accounts with Total Wine, Walmart, and ABC Fine Wine and Spirits. Certified Master Sommelier with 15+ years of experience in mixology.



Flora Kim
Social Media and Digital Marketing Manager

Focuses the team's energies towards the ever-evolving goal of growing & refining the Florida CANE brand. Directs internal & external communtcations, administers the company's social media channels, and leads efforts to increase brand awareness.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Sarah Nelson	Sr. Business Analyst @ Direct General	2014
Pat O'Brien	Sales @ ConMed	2014
Lee Nelson	Business Management @ JP Morgan Chase	2014

Officers

OFFICER	TITLE	JOINED
Sarah Nelson	Vice President	2014
Pat O'Brien	Vice President	2014
Lee Nelson	President	2014

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Sarah Nelson	26,000 Common Stock	25.7%
Lee Nelson	47,000 Common Stock	46.6%
Pat O'Brien	26,000 Common Stock	25.7%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
03/2019	$67,537	Preferred Stock	Section 4(a)(2)
10/2019	$160,000		Section 4(a)(2)
12/2019	$14,000		Section 4(a)(2)
03/2021	$194,071		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Funding Circle	10/10/2019	$160,000	$157,084	22.99%	10/10/2024	Yes
Kabbage	12/07/2019	$14,000	$14,250	28.33%	12/07/2020	

Related Party Transactions

Name	Peter Nelson
Amount Invested	$5,003
Transaction type	Priced Round
Issued	01/22/2015
Relationship	parent of Lee Nelson, father in-law of Sarah Nelson

None.

Name	Charlotte Nelson
Amount Invested	$5,003

Transaction type	Priced Round
Issued	11/30/2018
Relationship	sister to Lee Nelson, sister-in-law to Sarah Nelson

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	500,000	100,844	Yes
Preferred Stock	500,000	9,005	No

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	50,000

Risks

COVID was a temporary opportunity for our business that allowed us to reach more customers and expand our product offering to a new category. We are re-opening our distillery in October of 2020 with new processes and booking arrangements to ensure the safety of our staff and guests. Similarly we will be resuming Distilling classes in January of 2021. It is difficult to predict when visitors to Florida will return to pre-covid numbers but we do know that we are fielding constant requests via phone, social media, and walk-ups requesting us to reopen. Tampa is also expected to host the superbowl in February 2021. While COVID-19 presents new challenges for our business, it has also presented new opportunities.

We face significant market competition. We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), TTB (Alcohol and Tobacco Tax and Trade Bureau) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The Florida CANE Distillery holds a graphic and name trademark on 'Florida CANE', 'Key West Lemon and Lime', 'Miami Mango', and 'Sunshine Moonshine'. The domain names floridacane.com, cane-vodka.com, sunshinemoonshine.com, and tamiamigin.com are also owned by the company. Additionally, there are over 35 registered formulas with the US. Department of Treasury, Formulas Online Division, that are proprietary flavored spirit beverages.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Sarah Nelson is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Pat O'Brien is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

<u>Minority Ownership</u>

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor⊕;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares.

As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 100% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $10,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt).

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the

- market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

The Florida CANE Distillery, INC.

– Florida Corporation
– Organized December 2014
– 3 employees

1820 N 15th Street
Tampa FL 33605

http://www.FloridaCANE.com

Business Description

Refer to the THE FLORIDA CANE DISTILLERY profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

THE FLORIDA CANE DISTILLERY is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.